FOIA CONFIDENTIAL TREATMENT REQUEST The entity requesting confidential treatment is Zipcar, Inc. 25 First Street Cambridge, MA 02141 Attn: Dean J. Breda, General Counsel 617-995-4231

VIA EDGAR, EMAIL AND HAND DELIVERY

March 24, 2011

Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Attn: John Dana Brown

Re:	Zipcar, Inc. – Anticipated Price Range

Registration Statement on Form S-1 File No. 333-167220

Ladies and Gentlemen:

Zipcar, Inc. (the “Company”) supplementally advises the Staff (the “Staff”) of the U.S. Securities and Exchange Commission of the following:

Rule 83 Confidential Treatment Request by Zipcar, Inc. Request #1

1. Estimated Range; Reverse Stock Split. Based on discussions between the Company and the underwriters, the Company currently expects the public offering price per share will be between $[**] and $[**] per share, prior to giving effect to a one-for-two reverse stock split to be effected prior to the Company’s Registration Statement on Form S-1 (the “Registration Statement”) being declared effective. The Company expects to file Amendment No. 6 to its Registration Statement on or about Tuesday, March 29, 2011 to respond to any remaining comments from the Staff and to reflect the estimated price range and the reverse stock split before printing preliminary prospectuses and beginning the road show. The Company and the underwriters are currently preparing to begin the road show for the offering on or about Wednesday, March 30, 2011. To the extent feasible, we appreciate the Staff’s efforts to provide any further comments as soon as possible.

Zipcar, Inc. respectfully requests that the information contained in Response 1 be treated as confidential information and that the Commission provide timely notice to Zipcar, Inc., Dean J. Breda, Esq., General Counsel, 25 First Street, Cambridge, MA 02141, 617-995-4231 before it permits any disclosure of the bracketed information contained in Request 1 (Response 1).

Securities and Exchange Commission

March 24, 2011

2. Selling Stockholders. The Company expects that existing stockholders of the Company, which may include certain members of the Company’s management, will be permitted to sell shares of Common Stock in both the firm-commitment portion of the offering, in addition to as part of the underwriters’ option to purchase additional shares. Based on discussions among the Company, the underwriters and potential selling stockholders, up to 20% of the firm-commitment portion of the offering and all of the additional option portion of the offering may be comprised of secondary shares. Management selling stockholders will be permitted to sell shares only in the option to purchase additional shares portion of the offering. Disclosure regarding the selling stockholders will be reflected in an amendment to the Registration Statement to be filed before printing preliminary prospectuses and beginning the road show.

The Company respectfully requests that the Staff return to the undersigned this letter pursuant to Rule 418 of the Securities Act of 1933, as amended, once the Staff has completed its review. For the convenience of the Staff, we have provided a self-addressed stamped envelope for this purpose. We respectfully reserve the right to request that this letter be returned to us at an earlier date.

In addition, the Company requests confidential treatment under 17 C.F.R. § 200.83 for the contents of this letter and has submitted a separate request for confidential treatment in accordance therewith to the Commission’s Office of Freedom of Information and Privacy Act Operations.

Kindly acknowledge receipt of this letter by stamping the enclosed copy of this letter and returning it to the undersigned in the envelope provided. If you require additional information, please telephone the undersigned at the telephone number indicated on the first page of this letter.

Sincerely,

/s/ Clark W. Petschek

Clark W. Petschek

cc:	Scott W. Griffith, Chief Executive Officer, Zipcar, Inc.

Office of Freedom of Information and Privacy Act Operations

Securities and Exchange Commission

100 F Street N.E., Mail Stop 2736

Washington, D.C. 20549